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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2014

GRANITE REAL ESTATE INVESTMENT TRUST
(Commission File Number: 001-35771)
(Name of registrant)

GRANITE REIT INC.
(Commission File Number: 001-35772)
(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FILED AS PART OF THIS FORM 6-K

        See the Exhibit Index to this Form 6-K.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2014	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/ JENNIFER TINDALE Name: Jennifer Tindale Title: Executive Vice-President, General Counsel and Secretary
Date: March 5, 2014	GRANITE REIT INC.
	By:	/s/ JENNIFER TINDALE Name: Jennifer Tindale Title: Executive Vice-President, General Counsel and Secretary

 FORM 6-K EXHIBIT INDEX

Exhibit No.
99.1	Press Release — Granite Announces 2013 Fourth Quarter and Year End Results
99.2	Annual Report

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DOCUMENTS FILED AS PART OF THIS FORM 6-K
SIGNATURES
FORM 6-K EXHIBIT INDEX